PRICING TERM SHEET Dated as of September 28, 2010	Issuer Free Writing Prospectus Filed pursuant to Rule 433 Supplementing the Preliminary Prospectus Supplement dated September 27, 2010 Registration Statement No. 333-166776
Newpark Resources, Inc.
Offering of
$150,000,000 aggregate principal amount of
4.00% Convertible Senior Notes due 2017
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 27, 2010, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated May 19, 2010 (forming part of Registration Statement No. 333-166776), each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Newpark Resources, Inc., a Delaware corporation.

Title of Securities:	4.00% Convertible Senior Notes due 2017 (the “Notes”)

Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of Notes (plus up to an additional $22,500,000 aggregate principal amount of Notes to cover over-allotments).

Ticker / Exchange for Common Stock:	NR / The New York Stock Exchange (“NYSE”).

Trade Date:	September 29, 2010.

Expected Settlement Date:	October 4, 2010.

Public Offering Price:	$1,000 per Note / $150 million total.

Maturity:	The Notes will mature on October 1, 2017, subject to earlier repurchase or conversion.

Interest Rate:	4.00% per year.

Interest Payment Dates and Record Dates:	Interest will accrue from October 4, 2010, and will be payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2011, to the person in whose name a Note is registered at the close of business on March 15 or September 15, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on September 28, 2010:	$8.09 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 36% above the NYSE Last Reported Sale Price on September 28, 2010.

Initial Conversion Price:	Approximately $11.00 per share of the Issuer’s common stock.

Initial Conversion Rate:	90.8893 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Repurchase at the Option of the Holder upon a Fundamental Change:	Upon a “fundamental change”, except as described in the Preliminary Prospectus Supplement, the holders may require the Issuer to repurchase for cash all or a portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the “fundamental change repurchase date”.

Use of Proceeds:	The Issuer estimates that the proceeds from this offering will be approximately $145.0 million (or $166.8 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and estimated expenses. The Issuer intends to use approximately $104 million of the net proceeds from this offering to repay existing indebtedness outstanding under our revolving and term loan credit facility and the remaining net proceeds for general corporate purposes.

Underwriting Discounts and Commissions:	$30 per Note / $4.5 million total.

Proceeds, Before Expenses, to the Issuer:	$970 per Note / $145.5 million total.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.8% of the principal amount of the Notes, plus accrued interest from the original issue date of the Notes, if any. The following table shows the public offering price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $500,000 and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000	$150,000,000	$172,500,000
Underwriting discount	$30	$4,500,000	$5,175,000
Proceeds, before expenses, to the Issuer	$970	$145,500,000	$167,325,000

Sole Book-Running Manager:	J.P. Morgan

Senior Co-Manager:	BofA Merrill Lynch

Co-Managers:	Wells Fargo Securities and Raymond James

CUSIP Number:	651718 AC2

ISIN Number:	US651718AC25

Ratings*:	CCC+ by Standard & Poor’s Ratings Services

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes in connection with a “make-whole fundamental change” for each stock price and effective date set forth below:

	Stock Price
Effective date	$8.09	$10.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00
October 4, 2010	32.7200	26.4140	13.7291	8.5036	5.7829	4.1558	3.0912	2.3503	1.8118	1.4077	1.0973
October 1, 2011	32.7200	26.0436	13.0490	7.9024	5.3021	3.7788	2.7954	2.1169	1.6261	1.2589	0.9773
October 1, 2012	32.7200	25.4131	12.1148	7.1152	4.6914	3.3114	2.4363	1.8385	1.4085	1.0874	0.8414
October 1, 2013	32.7200	24.3718	10.8202	6.0799	3.9157	2.7329	2.0008	1.5065	1.1524	0.8881	0.6850
October 1, 2014	32.7200	22.7770	9.0458	4.7406	2.9545	2.0391	1.4907	1.1247	0.8620	0.6645	0.5115
October 1, 2015	32.7200	20.2491	6.5584	3.0258	1.8029	1.2415	0.9177	0.7006	0.5416	0.4190	0.3218
October 1, 2016	32.7200	16.2968	3.0414	0.9782	0.5583	0.4019	0.3077	0.2396	0.1869	0.1448	0.1104
October 1, 2017	32.7200	9.0734	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.
•	If the stock price is greater than $55.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
•	If the stock price is less than $8.09 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion exceed 123.6093 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.
     * Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a related Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717.
This communication does not purport to be a complete description of the Notes or the offering and should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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